EXHIBIT 11.14

EXFO INC.
(the "Corporation")

DIRECTOR SHARE OWNERSHIP POLICY

PURPOSE:

The Corporation's Director Share Ownership Policy ("Policy") is designed to align the financial interests of directors with those of the Corporation's shareholders and to reinforce the Corporation's commitment to sound corporate governance. In this regard, the Board of Directors of the Corporation has adopted this share ownership policy.

APPLICABILITY:

This Policy shall apply to all non-employee members of the Board of Directors (individually each an "Independent Board Member").

POLICY:

Mandatory Share Ownership by Directors. The Board considers that the number of shares of the Corporation's stock owned by each director is a personal decision (hereinafter the "EXFO Stocks Owned"), and encourages stock ownership. Nevertheless, the Board believes that each director should at least reach a value of stock ownership equal to three (3) times the addition of: i) his/her annual retainer as a Board Member, plus ii) his/her annual retainer as a Human Resources Committee Member, plus iii) his/her annual retainer as an Audit Committee Member but excluding any surplus as Chairman for such Committee or Lead Director role, if any (hereinafter the "Director Annual Retainers").

Determination of the value of stock ownership. The value of the stock ownership hold by a Director in order to attain three (3) times the Director Annual Retainers shall be determined using the greater of the following: (i) the current market value of the EXFO Stocks Owned or (ii) the market value at the time of acquisition or at the time of grant, as the case maybe, of the EXFO Stocks Owned.

Determination of the market value of EXFO Stocks Owned. The market value of EXFO Stocks Owned shall be determined using the market value of the Subordinate Voting Shares of the Corporation calculated by using the closing prices of the Subordinate Voting Shares of the Corporation on the Toronto Stock Exchange for retainers payable in Canadian dollars and on the NASDAQ Global Select Market for retainers payable in United States dollars.

Adopted September 25, 2013 & updated as of June 29, 2017

Election to receive Deferred Share Units of the Corporation. Until the attainment of three (3) times the Director Annual Retainers, each Independent Board Member must elect to receive at least seventy-five percent (75%) of the Director Annual Retainers in the form of Deferred Share Units of the Corporation ("DSUs"). Upon the attainment of three (3) times the Director Annual Retainers and until the attainment of the amount of 400,000 in the currency the retainer is payable, each Independent Board Member must elect to receive at least fifty percent (50%) of the Director Annual Retainers in the form of DSUs. The DSUs received shall be redeemable only according to the terms Deferred Share Units Plan of the Corporation.

ADMINISTRATION AND VIOLATION:

The Human Resources Committee of the Board shall be responsible for monitoring and enforcing the application of this Policy. In the event an Independent Board Member does not comply with the terms of this Policy and does not elect to receive the required portion of its annual retainer in DSU, the Corporation shall have the right to automatically provide the required portion of the member's annual retainer in DSU, in compliance with this Policy.

EFFECTIVE DATE:

This Policy shall be effective as of September 1, 2013.

Adopted September 25, 2013 & updated as of June 29, 2017

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